SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 01 February, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 07 January 2013
Exhibit 1.2	Director/PDMR shareholding dated 09 January 2013
Exhibit 1.3	Transaction in Own Shares dated 10 January 2013
Exhibit 1.4	Director/PDMR shareholding dated 11 January 2013
Exhibit 1.5	Transaction in Own Shares - Amendment dated 11 January 2013
Exhibit 1.6	Transaction in Own Shares dated 14 January 2013
Exhibit 1.7	Transaction in Own Shares dated 15 January 2013
Exhibit 1.8	Director/PDMR shareholding dated 16 January 2013
Exhibit 1.9	Transaction in Own Shares dated 17 January 2013
Exhibit 1.10	Director/PDMR shareholding dated 18 January 2013
Exhibit 1.11	Transaction in Own Shares dated 21 January 2013
Exhibit 1.12	Transaction in Own Shares dated 24 January 2013
Exhibit 1.13	Transaction in Own Shares dated 28 January 2013
Exhibit 1.14	Transaction in Own Shares dated 31 January 2013
Exhibit 1.15	Total Voting Rights dated 31 January 2013
Exhibit 1.16	Transaction in Own Shares dated 01 February 2013

Exhibit 1.1

BP plc- Transaction in Own Shares
BP plc- 07 January 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 7 January 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 7 January 2013
Number of ordinary shares transferred:         13,567
Highest transfer price per share:                     £4.20
Lowest transfer price per share:                      £3.68

Following the above transfer, BP p.l.c. holds 1,823,393,139 ordinary shares in treasury, and has 19,137,718,134 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP plc- Director/PDMR shareholding
BP plc- 09 January 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was notified on 9 January 2013 by Barclays Wealth that on 21 December 2012 Mr Ian Davis, a Director of BP p.l.c., acquired 141 BP ordinary shares (ISIN number GB0007980591) at a Reference share price of $6.850 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP plc-  Transaction in own shares
BP plc-  10 January 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 10 January 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                              10 January 2013
Number of ordinary shares transferred:       23,852
Transfer price per share:                                £4.20

Following the above transfer, BP p.l.c. holds 1,823,369,287 ordinary shares in treasury, and has 19,139,386,706 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.4

BP plc-  Director/PDMR shareholding
BP plc-  11 January 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 January 2013 by Computershare Plan Managers that on 10 January 2013 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.5865 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                68 shares
Mr B. Gilvary               68 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                68 shares
Mr B. Looney               68 shares
Mr D. Sanyal               70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.5

BP plc-  Transaction in own shares - Amendment
BP plc- 11 January 2013

BP p.l.c.
Transaction in own shares

The Transaction in own shares announcements released on 29 October 2012 under RNS 7662P and 20 December 2012 under RNS 0438U showed incorrect transfer prices. The corrected announcements are shown below:

BP p.l.c. announces that on 20 December 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                             20 December 2012
Number of ordinary shares transferred:     435
Transfer price per share:                               £3.68

Following the above transfer, BP p.l.c. holds 1,824,177,096 ordinary shares in treasury, and has 19,060,625,589 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 29 October 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                  29 October 2012
Number of ordinary shares transferred:          25,135
Highest transfer price per share:                      £4.55
Lowest transfer price per share:                       £3.16

Following the above transfer, BP p.l.c. holds 1,828,344,536 ordinary shares in treasury, and has 19,055,180,605 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.6

BP plc- Transaction in Own Shares
BP plc- 14 January 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 14 January 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                  14 January 2013
Number of ordinary shares transferred:          38,639
Highest transfer price per share:                      £4.55
Lowest transfer price per share:                       £3.68

Following the above transfer, BP p.l.c. holds 1,823,330,648 ordinary shares in treasury, and has 19,141,993,663 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.7

BP plc- Transaction in Own Shares
BP plc- 15 January 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 15 January 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                             15 January 2013
Number of ordinary shares transferred:     654,892
Transfer price per share:                               £4.5865

Following the above transfer, BP p.l.c. holds 1,822,675,756 ordinary shares in treasury, and has 19,143,121,565 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.8

BP plc- Director/PDMR shareholding
BP plc- 16 January 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 16 January 2013, by Computershare Plan Managers, that the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 15 January 2013 at £4.5754 per ordinary share, as a result of the vesting of awards made under the BP Deferred Annual Bonus Plan.

Director

Dr B Gilvary                 45,733

Other Persons Discharging Managerial Responsibilities

Mr R Bondy                 68,021
Dr M C Daly                43,941
Mr B Looney               25,349
Mr D Sanyal                32,917
Mr H Schuster            25,015

BP p.l.c. was informed on 16 January 2013, by Computershare Plan Managers, that the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 15 January 2013 at £4.5754 per ordinary share, as a result of the vesting of awards made under the Executive Performance Plan.

Director

Dr B Gilvary                 31,398

Other Persons Discharging Managerial Responsibilities

Mr R Bondy                 23,548
Dr M C Daly                23,548
Mr B Looney               23,548
Mr D Sanyal                23,548
Mr H Schuster            19,624

BP p.l.c. was informed on 16 January 2013 , by Fidelity Stock Plan Services LLC, that the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ADSs (ISIN number US0556221044) shown opposite their names on 15 January 2013 at US$45.010 per ADS, as a result of the vesting of awards made under the BP Deferred Annual Bonus Plan.

Mr M Bly                      6,638.936 ADSs
                                       (equivalent to approximately 39,834 ordinary shares)

Mr R Fryar                   6,697.142 ADSs
                      (equivalent to approximately 40,183 ordinary shares)

Mr A Hopwood          9,377.344 ADSs
                     (equivalent to approximately 56,264 ordinary shares)

Mr H L McKay           16,403.851 ADSs
                      (equivalent to approximately 98,423 ordinary shares)

BP p.l.c. was informed on 16 January 2013, by Fidelity Stock Plan Services LLC, that the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the numbers of BP ADSs (ISIN number US0556221044) shown opposite their names on 15 January 2013 at US$45.010 per ADS, as a result of the vesting of awards made under the BP Executive Performance Plan.

Mr M Bly                      5,316.676 ADSs
                                      (equivalent to approximately 31,900 ordinary shares)

Mr R Fryar                   5,191.676 ADSs
                     (equivalent to approximately 31,150 ordinary shares)

Mr A Hopwood          9,652.457 ADSs
                     (equivalent to approximately 57,915 ordinary shares)

Mr H L McKay          4,990.676 ADSs
                    (equivalent to approximately 29,944 ordinary shares)

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 1.9

BP plc- Transaction in Own Shares
BP plc- 17 January 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 17 January 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                  17 January 2013
Number of ordinary shares transferred:          13,939
Highest transfer price per share:                      £4.55
Lowest transfer price per share:                       £4.20

Following the above transfer, BP p.l.c. holds 1,822,661,817 ordinary shares in treasury, and has 19,143,903,264 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.10

BP plc- Director/PDMR Shareholding
BP plc- 18 January 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was informed on 18 January 2013, by Fidelity Stock Plan Services LLC, that
20,702.560 restricted share units previously granted to Mr M Bly (a person discharging managerial responsibility) under the BP Restricted Share Plan as ADSs, vested on 17 January 2013. Of the 20,702.560 ADSs released (ISIN number US0556221044), 7,842 ADSs were deducted for tax purposes at a price of $44.44 with the remaining 12,860.56 ADSs (equivalent to approximately 77,163 ordinary shares) being retained by Mr M Bly.

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 1.11

BP plc- Transaction in own shares
BP plc- 21 January 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 21 January 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                 21 January 2013
Number of ordinary shares transferred:        19,918
Highest transfer price per share:                    £4.55
Lowest transfer price per share:                     £3.68

Following the above transfer, BP p.l.c. holds 1,822,641,899 ordinary shares in treasury, and has 19,144,422,166 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.12

BP plc- Transaction in own shares
BP plc- 24 January 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 24 January 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                             24 January 2013
Number of ordinary shares transferred:     2,376
Transfer price per share:                               £4.20

Following the above transfer, BP p.l.c. holds 1,822,639,523 ordinary shares in treasury, and has 19,144,965,736 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4

Exhibit 1.13

BP plc- Transaction in own shares
BP plc- 28 January 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 28 January 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                  28 January 2013
Number of ordinary shares transferred:         14,764
Highest transfer price per share:                     £4.55
Lowest transfer price per share:                      £3.16

Following the above transfer, BP p.l.c. holds 1,822,624,759 ordinary shares in treasury, and has 19,145,873,030 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.14

BP plc- Transaction in own shares
BP plc- 31 January 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 31 January 2013 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                                      31 January 2013
Number of ordinary shares transferred:             10,942
Highest transfer price per share:                         £4.55
Lowest transfer price per share:                          £4.20

Following the above transfer, BP p.l.c. holds 1,822,613,817 ordinary shares in treasury, and has 19,147,487,742 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.15

BP plc- Total Voting Rights
BP plc- 31 January 2013

BP p.l.c.
Total voting rights and share capital

As at 31 January 2013, the issued share capital of BP p.l.c. comprised 19,157,487,742 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,812,613,817. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,162,570,242. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

Exhibit 1.16

BP plc- Transaction in own shares
BP plc- 01 February 2013

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 31 January 2013 it transferred to participants in its employee share schemes 10,000,000 ordinary shares at a price of 466.75 pence per share. These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,812,613,817 ordinary shares in treasury, and has 19,157,487,742 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 February 2013
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary